Exhibit 99.P.IX
CODE OF ETHICS SUPPLEMENT
for
Santa Barbara Asset Management
DATED May 30, 2006
Amended April 30, 2007
Pursuant to Section V of the Code of Ethics and Reporting Requirements for Nuveen Investments, Inc. (the “Code”) which have been adopted by Santa Barbara Asset Management (sometimes referred to herein as the “Firm” or “SBAM”) and made applicable to them as of May 30, 2006, SBAM hereby adopts and sets forth the following supplemental procedures and restrictions applicable to employees under SBAM’s direct and/or shared supervision and control (“SBAM Employees”).
With respect to SBAM Employees, Section V.B.2 shall apply to both purchases and sales within 7 days before and 7 days after the same security is purchased or sold for clients on a firm wide basis (firm wide basis means for substantially all clients in a particular strategy) with the exception that new portfolio recommendations for the Stable Growth Strategy be restricted from employee trading for 37 days with a 7 day look back (effectively 44 days total).
With respect to SBAM Employees, Section V.C.4, excessive trading will be mean the purchase and sale, or sale and purchase, of the same (or equivalent) securities within sixty (60) calendar days. Trades made in violation of this prohibition should be unwound, if possible. Otherwise, any profits realized on such short-term trades shall be subject to disgorgement.
Exception: SBAM’s Designated Compliance or Legal officer may allow exceptions to this policy on a case-by-case basis when the abusive practices that the policy is designed to prevent, such as front running or conflicts of interest, are not present and the equity of the situation strongly supports an exemption. An example is the involuntary sale of securities due to unforeseen corporate activity such as a merger. The ban on short-term trading profits is specifically designed to deter potential conflicts of interest and front running transactions, which typically involve a quick trading pattern to capitalize on a short-lived market impact of client trading. The Designated Compliance or Legal officer shall consider the policy reasons for the ban on short-term trades, as stated herein, in determining when an exception to the prohibition is permissible. The Designated Compliance or Legal officer may consider granting an exception to this prohibition if the securities involved in the transaction are not (i) being considered for purchase or sale by client accounts on a firm wide basis or (ii) being purchased or sold by client accounts on a firm wide basis and are not economically related to such securities. In order for a proposed transaction to be considered for exemption from the short-term trading prohibitions, the below completed Securities Transactions Report Relating to Short-Term Trading must be provided to the Designated Compliance or Legal officer, certifying that the proposed transaction is in compliance with this Code of Ethics.